December 9, 2024

Fabio Sandri
President and Chief Executive Officer
Pilgrim   s Pride Corporation
1770 Promontory Circle
Greeley, CO 80634-9038

       Re: Pilgrim   s Pride Corporation
           Preliminary Proxy Statement
           Filed October 25, 2024
           File No. 001-09273
Dear Fabio Sandri:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing
cc:   Jeffrey Sherman